[LETTERHEAD OF COOLEY GODWARD LLP]

September 5, 2006

Via EDGAR and Federal Express

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4561
Attention: Maryse Mills-Apenteng, Esq.

Re:
DivX, Inc.
Registration Statement on Form S-1 (File No. 333-133855)
Amendment No. 6

Dear Ms. Mills-Apenteng:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended, on behalf of our client DivX, Inc. (the "Company"), is Amendment No. 6 ("Amendment No. 6") to the Company's Registration Statement on Form S-1 (the "Registration Statement") originally filed with the Securities and Exchange Commission (the "Commission") on May 5, 2006. The copy of Amendment No. 6 that is enclosed with the paper copy of this letter is marked to show changes from Amendment No. 5 to the Registration Statement that was filed with the Commission on August 29, 2006.

The Company respectfully requests the Staff's assistance in completing the review of the Registration Statement and Amendment No. 6 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or requests regarding Amendment No. 6 or this response letter to me at (858) 550-6044 or Steven M. Przesmicki, Esq. at (858) 550-6070.

Sincerely,

Cooley Godward LLP

/s/ Jason L. Kent

Jason L. Kent, Esq.

cc:
David J. Richter, Esq., DivX, Inc.
John A. Tanner, DivX, Inc.
Steven M. Przesmicki, Esq., Cooley Godward LLP
Kenneth J. Rollins, Esq., Cooley Godward LLP
Martin A. Wellington, Esq., Davis Polk & Wardwell
Afra Afsharipour, Esq., Davis Polk & Wardwell